MANAGEMENT’S DISCUSSION AND ANALYSIS

June 5, 2013

In this Management’s Discussion and Analysis (MD&A), “we”, “Nordion”, and “the Company” refer to Nordion Inc.  In this MD&A, we explain Nordion’s results of operations and cash flows for the three and six months ended April 30, 2013, and our financial position as of April 30, 2013. You should read this MD&A in conjunction with our unaudited consolidated financial statements and related note disclosures for the same period. Readers are also referred to Nordion’s 2012 audited annual consolidated financial statements, MD&A, Annual Information Form (AIF), Annual Report, and Form 40-F. These documents and additional information regarding Nordion are available on Nordion’s website at www.nordion.com or at www.sedar.com and www.sec.gov.

Our MD&A is intended to enable readers to gain an understanding of Nordion’s current results of operations, cash flows and financial position. To do so, we provide information and analysis comparing our results of operations, cash flows and financial position for the current fiscal year with those of the preceding fiscal year. We also provide analysis and commentary that we believe will help investors assess Nordion’s future prospects. In addition, we provide “forward-looking statements” relating to a proposed transaction to divest our Targeted Therapies business and other statements that are not historical facts.  Accordingly, certain sections of this report contain forward-looking statements that are based on our current plans and expectations, which are subject to known and unknown important risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations.  These may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the “Risk Factors” section in our 2012 AIF, and elsewhere in this MD&A. In particular, the timing and completion of the proposed sale of Targeted Therapies is subject to many conditions, risks and uncertainties, including without limitation closing conditions, and there can be no assurance that the proposed transaction will occur, or that it will occur on the terms and conditions currently contemplated by the Nordion and its management. The proposed transaction could be modified, restructured or terminated.

The forward-looking statements contained in this MD&A are made as of the date of this MD&A and, accordingly, are subject to change after such date.  We caution our readers that actual events and results may vary materially from those anticipated in these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements that may be contained herein, except as required by law.  Additionally, we undertake no obligation to comment on expectations of, or statements made by, third parties in respect of the proposed transaction.

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Amounts are in thousands of United States (U.S.) dollars, except per share amounts and where otherwise noted.

We have organized our MD&A into five sections:

1 Business Overview

2 Our business
3 2013 business and corporate developments
5 Strategy and 2013 financial outlook
8 Financial highlights
9 Consolidated financial results

2 Segmented Financial Review

11 Targeted Therapies
12 Sterilization Technologies
13 Medical Isotopes
14 Corporate and Other

3 Quarterly Financial Analysis

15 Sequential financial analysis
18 Balance sheet insights

4 Consolidated Liquidity and Capital Resources

19 Cash flows
20 Liquidity
22 Litigation

5 Accounting and Control Matters

24 Recent accounting pronouncements
24 Disclosure controls and procedures
24 Internal control over financial reporting

1) Business Overview

Our business

Nordion is a global health science company providing market-leading products and services used for the prevention, diagnosis and treatment of disease. Our products benefit the lives of millions of people in more than 60 countries around the world and are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. We have approximately 500 highly skilled employees worldwide.

We have organized our operations into a Business Unit model with two distinct Business Units: Targeted Therapies and Specialty Isotopes, each of which are supported by centralized corporate functions. The Specialty Isotopes Business Unit includes two segments: Sterilization Technologies and Medical Isotopes.

We report our operations as three business segments: Targeted Therapies, Sterilization Technologies, and Medical Isotopes, as well as certain corporate functions and activities reported as Corporate and Other.

Targeted Therapies
Our Targeted Therapies segment is focused on the targeted treatment of cancer. Our Targeted Therapies product, TheraSphere®, is used in the treatment of liver cancer by targeting the disease from within the body with concentrated radiation directed to the tumor, thereby limiting both damage to surrounding healthy tissue and side effects for the patient. TheraSphere is used in the treatment of both inoperable primary and metastatic liver cancer, and has approvals and is reimbursed in certain key markets.

Agreement to Divest Targeted Therapies Business to BTG plc
On May 23, 2013, we announced that we have entered into an agreement to divest our Targeted Therapies business to BTG plc (BTG), an international specialist healthcare company based in London, United Kingdom, for a cash purchase price of $200 million.

Sterilization Technologies
Our Sterilization Technologies segment is focused on the prevention of disease through terminal (in final packaging) sterilization of medical products and devices, as well as food and consumer products. We produce and install Cobalt-60 (Co-60) radiation sources and design, construct, install, and maintain commercial gamma sterilization systems, referred to as production irradiators.

We are one of the world's leading suppliers of Co-60, an isotope that produces gamma radiation that destroys harmful micro-organisms. Gamma sterilization technologies are used globally to sterilize approximately 40% of single use medical products including disposable medical devices and supplies such as surgeon's gloves, syringes, sutures, and catheters, as well as pharmaceuticals. Gamma sterilization is also used for the treatment of food and consumer products.

Medical Isotopes
Our Medical Isotopes segment primarily focuses on products used in the diagnosis and treatment of diseases, including cardiac and neurological conditions, and several types of cancer. According to the World Nuclear Association, over 10,000 hospitals worldwide use radioisotopes with about 90% of the procedures being for diagnostic purposes.

We sell a breadth of isotopes, which our customers incorporate into products that are used in medical procedures. Our primary product is Molybdenum-99 (Mo-99), which decays into Technetium-99 (Tc-99m), utilized in approximately 80% of nuclear medical procedures worldwide (source: World Nuclear Association).

Mo-99 is produced in a nuclear reactor along with other isotopes including Xe-133 (used in lung scans), I-131 (used to treat hyperthyroidism, thyroid cancer and non-Hodgkin’s lymphoma), and I-125 (used to treat prostate cancer).  We refer to isotopes produced in nuclear reactors as Reactor isotopes.

We manufacture other isotopes at our facility in Vancouver, Canada using equipment referred to as a cyclotron; these are reported as Cyclotron isotopes.  We are also a contract manufacturer of Bexxar®, a radiotherapeutic.

Corporate and Other
Nordion is a publicly traded company listed on the Toronto Stock Exchange (TSX: NDN) and on the New York Stock Exchange (NYSE: NDZ). The number of outstanding Nordion common shares at April 30, 2013 and June 5, 2013 was 61,909,101.

Certain of Nordion’s shared corporate functions and activities are reported as Corporate and Other.

For a detailed description of our Targeted Therapies, Sterilization Technologies, and Medical Isotopes businesses, see the “Description of the Business” section in our 2012 AIF.

2013 business and corporate developments

Engaging in Review of Strategic Alternatives

During Q1 2013, we initiated a review of strategic alternatives with a view to enhancing shareholder value and creating new opportunities. Jefferies LLC has been engaged to advise and assist in this review, which is ongoing. Except for the agreement to divest Targeted Therapies as described below, no decision has been made for any other specific strategic transaction or alternative at this time. We intend to continue with planned business activities throughout the strategic alternatives review process.

Agreement to Divest Targeted Therapies Business to BTG plc
On May 23, 2013, we announced that we have entered into an agreement to divest our Targeted Therapies business to BTG plc (BTG), an international specialist healthcare company based in London, United Kingdom, for a cash purchase price of $200 million. Net of cash taxes and transaction costs, we expect to realize approximately $185 million in cash on closing. We expect to retain certain liabilities relating to the Targeted Therapies business. The closing of this transaction is subject to customary closing conditions and approval by BTG’s shareholders.

Under the terms of the transaction agreements, BTG is expected to acquire rights to TheraSphere and we have agreed to continue manufacturing TheraSphere under a Manufacturing and Support Agreement (MSA) with a contract term of three years, plus up to a two-year extension at BTG’s option. Approximately 40 Nordion employees are expected to join BTG following the completion of this transaction. The transaction is anticipated to be completed by the end of June 2013.

Sterilization Technologies

Co-60 Shipments

The volume of Co-60 we shipped in Q2 2013 was 36% and 19% higher than Q2 2012 and Q1 2013, respectively. As previously disclosed, we expect that Co-60 revenue in the second half of fiscal 2013 will be significantly higher than the first half. This is primarily due to the timing of shipments to our customers, which often varies significantly from quarter-to-quarter.

Medical Isotopes

Shutdown of Competitor’s Reactor in Europe
The primary reactor in Europe used to supply certain of our competitors has been shut down since November 2012. Additional orders resulting from this shutdown have had a positive impact on Mo-99 revenue during the first half of fiscal 2013. As a result, we have updated our forecast for Medical Isotopes revenue for fiscal 2013, which is further discussed in the “2013 financial outlook – update” section of this MD&A. As of June 4, 2013, it was announced that the reactor in Europe is expected to re-start during June 2013.

National Research Universal (NRU) Supply Interruptions
On May 16, 2013, our primary supplier of medical isotopes, AECL, reported that the NRU reactor at Chalk River, Ontario, returned to service from its planned maintenance shutdown. Initiated on April 14, 2013, the one month shutdown resulted in an interruption in our supply of medical isotopes during Q2 and Q3 2013. Our production and sales have resumed as expected and planned Mo-99 shipments began the week of May 19, 2013.

MAPLE Arbitration
On September 10, 2012, we announced the decision in the confidential arbitration with Atomic Energy of Canada Limited (AECL). Nordion was unsuccessful in its claim for specific performance or monetary damages relating to AECL's cancelled construction of the MAPLE facilities.

As the decision of the tribunal favors AECL, Nordion may be responsible for a portion of AECL's costs, which could be material. In December 2012, AECL submitted total arbitration-related costs of approximately $46 million. In February 2013, Nordion filed its response to AECL’s costs submission asserting that the Company should pay approximately $22 million and AECL subsequently filed a reply to Nordion’s submissions. Nordion and AECL have agreed upon a schedule with the tribunal to determine the allocation of arbitration-related costs. The tribunal has scheduled proceedings to hear both parties in June 2013. We expect to receive a decision thereafter.

The arbitration decision leaves Nordion open to pursue its ongoing lawsuit against AECL in the Ontario courts in relation to the 1996 Isotope Production Facilities Agreement (IPFA). Nordion filed an amended statement of claim against AECL on January 18, 2013. The claim requests damages in the amount of $243.7 million (C$243.5 million) for negligence and breach of the IPFA, as well as pre- and post-judgment interest and costs. On April 15, 2013, AECL filed a statement of defense and counterclaim. In its counterclaim, AECL is seeking $80 million in damages based on a claim against Nordion for unpaid construction charges. The parties have agreed on a preliminary schedule for proceeding in the IPFA claim under which documentary productions and discoveries are anticipated to begin during 2013. Based on the current schedule, a trial would not be expected to begin before mid-2014. For further details on this claim, see the “Litigation” section of this MD&A.
Corporate and Other

Settlement of Dr. Reddy’s Claim
During fiscal 2009, Nordion was served with a Complaint from Dr. Reddy’s Laboratories Ltd. and certain affiliate companies (Dr. Reddy’s) claiming repeat study and mitigation costs of $10 million and lost profits of $70 million. This legal action was related to certain bioequivalence studies carried out by the former MDS Pharma Services business unit from January 1, 2000 to December 31, 2004.
In March 2013, we settled the claim filed by Dr. Reddy’s. The settlement resulted in a loss of $1.3 million for the Company after taking into account our litigation accruals in relation to the claim. The settlement, most of which was covered by insurance, resulted in a net cash outflow of $17 million that included $8.3 million of insurance proceeds we received previously. In May 2013, Nordion was successful in a claim of $5 million against one of its insurers in this matter. The insurer has 30 days to appeal. Nordion recognizes a gain contingency such as this only when a claimed amount is received and realized.

Internal Investigation
In 2012, we discovered potential irregularities related to potential improper payments and other related financial irregularities in connection with the supply of materials and services to the Company. As a result, we made voluntarily disclosure to relevant regulators and authorities in the U.S. and Canada and commenced an internal investigation of the possible compliance issues, focusing on compliance with the Canadian Corruption of Foreign Public Officials Act (CFPOA) and the U.S. Foreign Corrupt Practices Act (FCPA). We remain unable to determine whether there will be any potential regulatory and/or enforcement action resulting from these matters or, if any such action is taken, whether it will have a material adverse effect on our business, financial position, profitability or liquidity. If regulatory or enforcement authorities determine to take action against the Company, Nordion may be, among other things, subject to fines and/or penalties which may be material.

We are committed to the highest standards of integrity and diligence in our business dealings and to the ethical and legally compliant business conduct of our employees, representatives and suppliers. We continue to cooperate with regulatory and enforcement authorities. In parallel with the internal investigation, we developed and implemented a number of new and enhanced policies and procedures related to compliance. We also created and staffed a Director, Corporate Compliance position who reports to the Finance and Audit Committee. The intent of these changes is to strengthen our overall compliance framework.

Credit Facility
Subsequent to our Q2 2013, the Company sought consent from the Amended and Restated Credit Facility Lenders for the divestiture of the Targeted Therapies business to BTG, as described above.

Nordion Inc. Interim Report April 30, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Strategy and 2013 financial outlook
Summary of strategic objectives

We are committed to delivering long-term value to our shareholders by exploring strategic alternatives for the Company and executing our strategic plans with operational and financial discipline. The Company’s management continues to focus on building the business of each of our business units.

Targeted Therapies
As announced on May 23, 2013, and described in the “2013 business and corporate developments” section of this MD&A, we have agreed to sell our Targeted Therapies business to BTG. The transaction is anticipated to be completed by the end of June 2013.  Under the terms of the transaction agreements, we have agreed to continue manufacturing TheraSphere under the MSA with a contract term of three years, plus up to a two-year extension at BTG’s option. Upon the close of the proposed transaction, we expect to report the results of manufacturing TheraSphere under the MSA as a Contract Manufacturing product line in Medical Isotopes segment.  Should the proposed transaction not close, we intend to continue our existing strategic and business plans for Targeted Therapies.

Specialty Isotopes

Sterilization Technologies
Our strategy for Sterilization Technologies is to maintain our market leading position and strong margins in the relatively stable gamma sterilization – Co-60 market which is characterized by significant barriers to entry. For Nordion, this business is characterized by high margins and strong cash flows.

We endeavour to maintain our segment leading position and strong margins in gamma sterilization through value-based pricing, selectively investing in growth opportunities, and the recognition of the Nordion brand as a global leader in the gamma sterilization market. We plan to selectively grow gamma sterilization sales over the long-term through innovation and the development of new product offerings (e.g., GammaFIT) that we anticipate will enable us to strengthen our relationships with current customers and facilitate our entry into new and emerging markets.

We expect that our strategy will allow us to continue our market leadership in this business, with flat to low percentage revenue growth.

Medical Isotopes
In our Medical Isotopes segment, we are focused on optimizing the value of this business by working to maintain our revenues and pursue a long-term reliable supply of reactor isotopes.

The volatility of Mo-99 supply in 2009 and 2010 has resulted in a number of current and potential Mo-99 customers diversifying their supply away from single sources. Although we look to opportunistically grow our customer base for Medical Isotopes as potential new customers continue to diversify their supply, the planned and unplanned NRU reactor maintenance shutdowns combined with delays and reduced back-up supply available to date continue to make this difficult.

Nordion Inc. Interim Report April 30, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

2013 financial outlook - update

We currently expect that upon the anticipated completion of the planned divestiture of Targeted Therapies that the historic results of Targeted Therapies will be reported in continuing operations due to our ongoing involvement in manufacturing. Taking into consideration the impact of the divestiture, we expect, overall total 2013 revenue and gross margin to decline. This gross margin decline combined with an increase in pension expense are expected to result in a significant decline in segment earnings as disclosed in our 2012 annual report.

Our 2013 financial outlook reflects current exchange rates and is subject to the uncertainties described in this MD&A and the risk factors outlined in our 2012 AIF.

Targeted Therapies
As announced on May 23, 2013, and described in the “2013 business and corporate developments” section of this MD&A, we have agreed to sell the Targeted Therapies business to BTG. Upon the close of the proposed transaction, we expect to report the results of manufacturing TheraSphere under the MSA as Contract Manufacturing product line in Medical Isotopes segment. We currently expect sales from the MSA to be approximately $12 million per year. Should the proposed transaction not close, we intend to continue our existing strategic and business plans for Targeted Therapies.

Specialty Isotopes

Sterilization Technologies
We continue to expect Sterilization Technologies revenue in fiscal 2013 to be approximately the same as in fiscal 2012. We expect Co-60 revenue to be slightly higher than 2012 with a relatively flat volume and slightly higher price. Gross margins are expected to be flat due primarily to higher product cost offset by higher price. We currently do not have orders for production irradiators in 2013.

As in previous years, the timing of quarterly revenues for Sterilization Technologies will vary due to the timing of shipments of Co-60 and production irradiators to our customers. When our customers purchase and install Co-60, they need to shut down their production irradiator operations while the Co-60 is being loaded into the irradiator. Therefore, we coordinate this process closely with our customers to limit disruption to their operations.

Consistent with our revenue profile in 2012, we expect that Co-60 revenue in the second half of 2013 will be significantly higher than the first half.

Medical Isotopes
Currently the primary reactor in Europe that is used to supply certain of our competitors is shut down. We continue to receive additional orders as a result of this shutdown; however, its duration is unknown at this time. As of June 4, 2013, it was announced that the reactor is expected to be re-started during June 2013. Based on additional orders resulting from this shutdown, we now expect our forecasted decline in Medical Isotopes revenue to be approximately 10%, excluding the potential impact of TheraSphere contract manufacturing, compared to our original annual forecast of a 20% decline for fiscal 2013 compared with fiscal 2012. This revised forecast may vary further depending on the duration of shutdown of the primary reactor in Europe as well as any potential supply interruptions we may experience with the NRU reactor other than the recently completed one month shutdown.

As previously disclosed, we resumed our sales of Strontium-82 (Sr-82) during April 2013. Our Contract Manufacturing activities in fiscal 2013 are expected to primarily relate to the Bexxar product and the manufacturing of TheraSphere under the MSA.

Internal Investigation Costs
Nordion has engaged an external legal firm, which has in turn engaged various other advisors, including an accounting firm to conduct an internal investigation of the possible compliance issues as discussed in the “2013 business and corporate developments” section of this MD&A. The internal investigation process is ongoing and we presently cannot estimate the duration or the cost of the overall internal investigation, or the work required to support regulatory and enforcement activities.

We incurred an additional $4.5 million relating to the internal investigation during Q2 2013 and $8.6 million for the six months ended April 30, 2013. Our current estimate for investigation and remediation costs for fees and other expenses relating to legal and other professional firms assisting us in this matter during fiscal 2013 has increased and is now expected to be approximately $12 million. The cost in fiscal 2013 could vary significantly based on, among other things, requests from regulatory and enforcement authorities and/or new findings.

Corporate and Other
We continue to expect that fiscal 2013 corporate selling, general and administrative (SG&A) will increase compared to the approximately $10 million in fiscal 2012, as we make additional investment in our compliance efforts to support our global operations.

SG&A for all segments
In fiscal 2013, we continue to expect our SG&A expense to increase compared with fiscal 2012 due to several factors. Our 2013 pension expense is expected to increase by approximately $7 million due to the impact of lower interest rates on the value of pension liabilities. This accounting expense does not directly change the amount of funding we are required to contribute to our pension plans. In the proposed Targeted Therapies divestiture, BTG will not be acquiring people or costs in the general and administrative (G&A) functions, however, we expect to recover certain costs through the billing of transition service to BTG.

AECL arbitration legal costs
Our legal costs associated with the MAPLE arbitration cost determination and our pursuit of the lawsuit against AECL are expected to be approximately $2 million in fiscal 2013.

Depreciation
Depreciation expense is expected to decline by approximately $3.5 million in fiscal 2013 compared with fiscal 2012. This decrease is primarily because the significant portion of our computer systems became fully depreciated during Q2 2012.

Potential non-cash fixed asset impairment
Nordion records impairment losses on long-lived assets used in operations when events and circumstances indicate that long-lived assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.

As of April 30, 2013, our estimate of undiscounted cash flows indicated that the carrying amounts of long-lived assets were expected to be recovered. Subsequent to April 30, 2013, we announced that Nordion had agreed to divest its Targeted Therapies business. Nordion has buildings and machinery with a carrying value of approximately $40 million that support the Targeted Therapies business, in addition to other business segments. If the planned divestiture of Targeted Therapies is completed, our estimate of cash flows supporting those assets may change significantly and these assets may be considered to be impaired, which would result in the need to write down a significant portion of those assets to fair value.

Tax
As of April 30, 2013, Nordion had $51.7 million recorded deferred tax assets. If the transaction with BTG closes, we would expect to utilize approximately $15 million of the deferred tax asset to offset cash taxes on the gain. In addition the Company may have to write down an additional portion of the deferred tax assets.

Nordion Inc. Interim Report April 30, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial highlights
	Three months ended April 30		Six months ended April 30
(thousands of U.S. dollars, except per share amounts)	2013	2012	2013	2012
Revenues
Targeted Therapies
TheraSphere	$13,150	$12,392	$25,188	$23,404
Sterilization Technologies
Cobalt	20,100	13,860	35,468	29,541
Sterilization - Other	94	982	1,156	1,437
	20,194	14,842	36,624	30,978
Medical Isotopes
Reactor	17,150	17,179	37,556	38,121
Cyclotron	3,820	3,610	6,674	6,708
Contract Manufacturing	1,775	1,990	3,711	3,817
	22,745	22,779	47,941	48,646
Consolidated segment revenues from continuing operations	$56,089	$50,013	$109,753	$103,028

Segment earnings (loss)
Targeted Therapies	$1,062	$3,820	$2,492	$6,933
Sterilization Technologies	6,415	3,504	9,931	7,958
Medical Isotopes	5,174	5,905	12,113	13,616
Corporate and Other	(2,210)	(2,815)	(5,027)	(4,730)
Total segment earnings	$10,441	$10,414	$19,509	$23,777

Depreciation and amortization	3,054	5,158	6,334	10,338
Restructuring charges (recovery), net	41	(5)	52	(653)
AECL arbitration and legal costs	131	1,941	633	3,819
Litigation settlement loss	1,300	-	1,300	-
Pension settlement loss	-	-	7,003	-
Loss on Celerion note receivable	-	-	218	2,411
Recovery from previously written off investments	(814)	-	(814)	-
Internal investigation costs	4,510	-	8,634	-
Strategic review costs	616	-	616	-
Change in fair value of embedded derivatives	493	171	206	6,425
Consolidated operating income (loss) from continuing operations	$1,110	$3,149	$(4,673)	$1,437

Basic earnings per share from continuing operations	$0.01	$0.05	$0.01	$0.04

Cash and cash equivalents	$81,534	$77,800	$81,534	$77,800

Nordion Inc. Interim Report April 30, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial results analysis
In this section, we provide detailed information and analysis regarding our performance for the three and six months ended April 30, 2013 compared with the same period in fiscal 2012.

Consolidated financial results

	Three months ended April 30				Six months ended April 30
(thousands of U.S. dollars)	2013	% of revenues	2012	% of revenues	2013	% of revenues	2012	% of revenues
Revenues	$56,089	100%	$50,013	100%	$109,753	100%	$103,028	100%
Costs and expenses
Direct cost of revenues	26,157	47%	24,586	49%	52,016	47%	50,044	49%
Selling, general and administration	23,091	41%	14,581	29%	44,324	40%	30,626	30%
Depreciation and amortization	3,054	5%	5,158	10%	6,334	6%	10,338	10%
Restructuring charges (recovery), net	41	-	(5)	-	52	-	(653)	(1%)
Change in fair value of embedded derivatives	493	1%	171	-	206	1%	6,425	6%
Other expenses, net	2,143	4%	2,373	5%	11,494	10%	4,811	5%
Operating income (loss)	$1,110	2%	$3,149	6%	$(4,673)	(4%)	$1,437	1%

Interest expense	(893)	(2%)	(1,119)	(2%)	(2,216)	(2%)	(2,292)	(2%)
Interest income	1,003	2%	1,495	3%	2,854	3%	3,275	3%
Income tax (expense) recovery	(489)	(1%)	(304)	(1%)	4,497	4%	(86)	-
Net income	$731	1%	$3,221	6%	$462	-	$2,334	2%

Gross margin	53%	51%	53%	51%
Capital expenditures	$855	$2,345	$953	$4,656
Total assets	$408,321	$434,946	$408,321	$434,946
Long term financial obligations	$42,360	$44,404	$42,360	$44,404

Revenues
Revenues of $56.1 million in the three months ended Q2 2013 increased by $6.1 million or 12% compared with the same period in fiscal 2012. Revenues of $109.8 million for the six months ended Q2 2013 increased by $6.7 million or 7% compared with the same period in fiscal 2012. Excluding the impact of foreign exchange, revenues for the three and six months ended Q2 2013 increased approximately 13% and 6% compared with the same periods in fiscal 2012, respectively.

The increase in revenue compared to the prior year was attributable to: i) continued growth in TheraSphere sales and ii) higher Co-60 revenue due to higher volume impacted by the timing of our shipments which typically vary significantly quarter-to-quarter.

See further detailed analysis on revenues in the “Targeted Therapies”, “Sterilization Technologies” and “Medical Isotopes”, sections of this MD&A.

Gross margin
Gross margins from continuing operations of 53% for the three and six months ended Q2 2013 were slightly higher by 2% compared to the same periods in fiscal 2012. Our overall gross margin was impacted by higher volume from our TheraSphere and Co-60 products covering relatively fixed production support costs as well as slightly higher pricing for Co-60.

See further detailed analysis on gross margin in the “Targeted Therapies”, “Sterilization Technologies” and “Medical Isotopes”, sections of this MD&A.

Costs and expenses

Selling, general and administration (SG&A)

SG&A expenses of $23.1 million for the three months ended Q2 2013 increased by $8.5 million compared to the same period in fiscal 2012. The increase was largely due to $4.5 million in internal investigation costs, an increase of $2.6 million in annual incentive costs, an increase of $1.8 million in pension expenses, and $0.6 million in strategic review costs.

SG&A expenses of $44.3 million for the six months ended Q2 2013 increased by $13.7 million compared to the same period in fiscal 2012. The increase was largely due to $8.6 million in internal investigation costs, an increase of $3.0 million in annual incentive costs, an increase of $3.6 million in pension expenses, and $0.6 million in strategic review costs.

These increases were partially offset by a small favourable foreign exchange impact from the weakening of the Canadian dollar relative to the U.S. dollar for the three and six months ended Q2 2013. The significant majority of our SG&A expenses are denominated in Canadian dollars.

Depreciation and amortization (D&A)

D&A expenses of $3.1 million and $6.3 million for the three and six months ended Q2 2013 decreased by $2.1 million and $4.0 million, respectively, compared to the same periods in fiscal 2012.  The decrease in D&A expense is primarily because a significant portion of our computer systems became fully depreciated during Q2 2012.

Restructuring charges

For the six months ended Q2 2013, we recorded a $0.1 million net restructuring expense for certain adjustments made to the provision of Q4 2012 restructuring activity.

We expect the majority of the remaining restructuring provision for 2012 and 2011 restructuring activities to be utilized during fiscal 2013.

Change in fair value of embedded derivatives

We have Russian supply contracts for Co-60 that are denominated in U.S. dollars. This creates embedded derivatives as our Canadian operation has Canadian dollars as its functional currency. At each period end, we mark-to-market any changes in the fair value of the embedded derivatives and record these increases and decreases as gains and losses within operating income.

For the three and six months ended Q2 2013, we recorded losses of $0.5 million and $0.2 million for the change in the fair value of the embedded derivatives, respectively, compared to losses of $0.2 million and $6.4 million for the same periods in fiscal 2012. The changes in the fair value of the embedded derivatives were primarily driven by changes in the U.S. to Canadian dollar exchange rates and our estimated notional supply amount during the contract periods. These gains and losses are for accounting purposes and do not represent cash transactions in the period of reporting.

Other expenses, net

Other expenses, net, of $2.1 million and $11.5 million for the three and six months ended Q2 2013, respectively, primarily included R&D costs of $2.1 million and $4.3 million, respectively, and in Q2 2013 a litigation settlement loss of $1.3 million, a recovery from previously written off investment of $0.8 million as well as a foreign exchange gain of $0.6 million. Other expenses, net for the six months ended Q2 2013 also included a $7.0 pension settlement loss and a $0.2 million loss on the Celerion note receivable.

Other expenses, net, of $2.4 million and $4.8 million for the three and six months ended Q2 2012, respectively, primarily included R&D costs of $1.6 million and $3.0 million as well as foreign exchange loss of $0.8 million and gain of $0.5 million. Other expenses, net for the six months ended Q2 2012 also included a $2.4 million loss on the Celerion note receivable recorded in Q1 2012.

Interest income (expense), net

Net interest income for the three and six months ended Q2 2013 were $0.1 million and $0.6 million, respectively, compared to $0.4 million and $1.0 million for the same periods in fiscal 2012. The decrease was primarily due to a decrease in accreted interest income related to our note receivable from Celerion reflecting $7.3 million partial repayment for a reduction of $9 million in the principal amount which occurred during Q1 2013.

Income tax expense

For the three and six months ended Q2 2013, we recorded expenses (recovery) of $0.5 million and $(4.5) million on the pre-tax income (loss) from continuing operations of $1.2 million and $(4.0) million, respectively. The tax expense and related effective tax rate on continuing operations was determined by applying an estimated annual effective tax rate of 28.2% to pre-tax income and then adjusting for various discrete tax items. Discrete tax items primarily include adjustments to reserves for uncertain tax positions, adjustments to the valuation allowance and other adjustments.

Nordion Inc. Interim Report April 30, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

 2) Segmented Financial Review

Targeted Therapies

	Three months ended April 30				Six months ended April 30
(thousands of U.S. dollars)	2013	% of revenues	2012	% of revenues	2013	% of revenues	2012	% of revenues
Revenues
TheraSphere	$13,150	100%	$12,392	100%	$25,188	100%	$23,404	100%

Costs and expenses
Direct cost of revenues	4,115	31%	3,887	31%	7,549	30%	7,351	31%
Selling, general and administration	6,039	46%	3,652	29%	11,348	45%	7,354	31%
Other expenses, net	1,934	15%	1,033	8%	3,799	15%	1,766	8%
Segment earnings	$1,062	8%	$3,820	31%	$2,492	10%	$6,933	30%

As described in “2013 business and corporate developments” section of this MD&A, we have agreed to sell the Targeted Therapies business to BTG. Upon the close of the proposed transaction, we expect to report the results of manufacturing TheraSphere under the MSA as Contract Manufacturing product line in Medical Isotopes segment.

Revenues
Revenues of $13.2 million for the three months ended Q2 2013 increased by $0.8 million or 6% compared to the same period in fiscal 2012. For the six months ended Q2 2013, revenues of $25.2 million increased by $1.8 million or 8% compared to the same period in fiscal 2012. These increases were primarily driven by an increase in TheraSphere doses to healthcare providers with which we had an existing relationship as well as adoption by new clinics.  As the majority of our Targeted Therapies revenues are denominated in U.S. dollars, the impact of foreign exchange on revenues was not significant.

Gross margin
Gross margin for our Targeted Therapies segment of 69% for the three months ended Q2 2013 was flat compared to the same period in fiscal 2012.  For the six months ended Q2 2013, the gross margin was 70% compared to 69% for the same period in fiscal 2012. TheraSphere has a relatively fixed cost over certain volumes such that incremental revenue has a positive impact on gross margin. Contributing to this increase was the weakening of the Canadian dollar relative to the U.S. dollar as a majority of our direct costs are denominated in Canadian dollars whereas the majority of revenues are denominated in U.S. dollars. These positive impacts on gross margin were largely offset by higher costs for a supply agreement and new excise tax in the U.S.

Selling, general and administration (SG&A)
SG&A expenses of $6.0 million and $11.3 million for the three and six months ended Q2 2013 increased by $2.4 million and $4.0 million, respectively, compared to the same periods in fiscal 2012. The increase was primarily driven by an increased investment in TheraSphere sales and marketing, an increase in general and administrative costs required to support the growth of the product, an increase in annual incentive costs, and pension expenses. There was a small favourable foreign exchange impact due to the weakening of the Canadian dollar relative to the U.S. dollar. A majority of our SG&A expenses are denominated in Canadian dollars.

Other expenses, net
R&D expenses increased by $0.9 million and $2.0 million for the three and six months ended Q2 2013, respectively, compared to the same periods in fiscal 2012 due to increased spending in TheraSphere clinical trials.

Nordion Inc. Interim Report April 30, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Sterilization Technologies

	Three months ended April 30				Six months ended April 30
(thousands of U.S. dollars)	2013	% of revenues	2012	% of revenues	2013	% of revenues	2012	% of revenues
Revenues
Cobalt	$20,100	100%	$13,860	93%	$35,468	97%	$29,541	95%
Sterilization - Other	94	-	982	7%	1,156	3%	1,437	5%
	20,194	100%	14,842	100%	36,624	100%	30,978	100%
Costs and expenses
Direct cost of revenues	9,262	46%	7,833	53%	17,848	49%	15,834	51%
Selling, general and administration	4,477	22%	3,446	23%	8,747	24%	7,096	23%
Other expenses, net	40	-	59	-	98	-	90	-
Segment earnings	$6,415	32%	$3,504	24%	$9,931	27%	$7,958	26%

Revenues
Revenues of $20.2 million for the three months ended Q2 2013 increased by $5.4 million or 36% compared to the same period in fiscal 2012. For the six months ended Q2 2013, revenues of $36.6 million increased by $5.6 million or 18%, compared to the same period in fiscal 2012. The majority of revenue for Sterilization Technologies is denominated in Canadian dollars so the weakening Canadian dollar compared to the U.S. dollar negatively impacted revenue. Excluding the impact of foreign exchange, revenues increased by 39% and 18% for the three and six months ending April 30, 2013, respectively.

For the three and six months ended Q2 2013, Co-60 revenues increased by $6.2 million or 45% and $5.9 million or 20%, respectively, compared to the same periods in fiscal 2012. The increase in Co-60 revenue was primarily due to the quarterly variability of the timing of our shipments to customers in addition to the impact from the relative difference in mix of customers in each respective year.

For the three and six months ended Q2 2013, revenues from Sterilization – Other decreased compared to the same periods in fiscal 2012 primarily because of a decrease in production irradiator refurbishments performed.

As in prior years, the quarterly profile of revenues for Sterilization Technologies vary significantly due to the timing of our Co-60 shipments to customers and the sales of production irradiators. When our customers purchase and install Co-60, they need to shut down their production irradiator operations while the Co-60 is being loaded into the irradiator. Therefore, we coordinate this process closely with our customers in an effort to minimize disruption to their operations. The timing of Co-60 discharges from power reactor sites in Canada can also affect the variability in quarterly revenues for Sterilization Technologies.

Gross margin
Gross margin for our Sterilization Technologies segment of 54% and 51% for the three and six months ended Q2 2013, respectively, was higher compared to 47% and 49% for the same periods in fiscal 2012. The increase in gross margin was primarily driven by higher revenue, as described above, covering relatively fixed Co-60 production support costs.

Selling, general and administration (SG&A)
SG&A expenses of $4.5 million and $8.7 million for the three and six months ended Q2 2013 increased by $1.0 million and $1.7 million, respectively, compared to the same periods in fiscal 2012. The increase in SG&A expenses is due to an increase in annual incentive costs and pension expense. A significant majority of our SG&A expenses are denominated in Canadian dollars.

Other expenses, net
Other expenses, net are primarily foreign exchange revaluation gains and losses for the three and six months ended Q2 2013 and 2012.

Nordion Inc. Interim Report April 30, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Medical Isotopes

	Three months ended April 30			Six months ended April 30
(thousands of U.S. dollars)	2012	% of revenues	2011	% of revenues	2012	% of revenues	2011	% of revenues
Revenues
Reactor	$17,150	75%	$17,179	75%	$37,556	78%	$38,121	78%
Cyclotron	3,820	17%	3,610	16%	6,674	14%	6,708	14%
Contract manufacturing	1,775	8%	1,990	9%	3,711	8%	3,817	8%
	22,745	100%	22,779	100%	47,941	100%	48,646	100%
Costs and expenses
Direct cost of revenues	12,780	56%	12,866	56%	26,619	56%	26,859	55%
Selling, general and administration(a)	4,619	20%	3,460	15%	8,760	18%	7,079	15%
Other expenses (income), net	172	1%	548	2%	449	1%	1,092	2%
Segment earnings	$5,174	23%	$5,905	26%	$12,113	25%	$13,616	28%
(a)      Excludes AECL arbitration and legal costs of $0.1 million (2012 - $1.9 million) and $0.5 million (2012 - $3.8 million) for the three and six months ended April 30, 2013, respectively, which are not included in the calculation of segment earnings.

Revenues
Revenues of $22.7 million for the three months ended April 30, 2013, remained flat compared to the same period in fiscal 2012. For the six months ended Q2 2013, revenues of $47.9 million decreased by $0.7 million or 1% compared with the same period in fiscal 2012. The majority of Medical Isotopes revenues are denominated in U.S. dollars and, therefore, foreign exchange had a nominal impact on revenue. Reactor products accounted for 75% of Q2 2013 Medical Isotopes revenue, while cyclotron-based products accounted for 17% and contract manufacturing accounted for 8%.

Reactor isotopes revenues remained relatively flat for the three months ended Q2, 2013.  For the six months ended Q2 2013, reactor isotopes revenue decreased by 1%, compared to the same period in fiscal 2012. An increase in sales volume was largely offset by a decrease in price of Mo-99. As described in the “Recent business and corporate developments” section of this MD&A, the increase in sales volume was impacted by the shutdown of the primary reactor in Europe.

With the return of Sr-82 sales, Cyclotron isotopes revenues were higher by 6% for the three months ended Q2 2013 due to an increase in sales volume.  For the six months ended Q2 2013, cyclotron isotopes revenues remained flat.

Contract manufacturing revenues remained relatively flat for the three and six months ended Q2 2013.

Gross margin
Gross margin for the three months ended Q2 2013, was flat compared to the same periods in fiscal 2012.  For the six months ended Q2 2013, gross margin was 1% lower than the same period in fiscal 2012 primarily due to lower Mo-99 revenue, as described above, covering relatively fixed production support costs in the current periods.

Selling, general and administration (SG&A)
SG&A expenses of $4.6 million and $8.8 million for the three and six months ended Q2 2013 were increased by $1.2 million and $1.7 million, respectively, for the same periods in fiscal 2012. The increase in SG&A was primarily due to an increase in the level of general and administrative costs associated with supporting the segment, an increase in annual incentive costs and pension expense, partially offset by a favourable impact of the weakening of the Canadian dollar relative to the U.S. dollar. A significant majority of our SG&A expenses are denominated in Canadian dollars.

Other (income) expenses, net
Other expenses (income), net are primarily foreign exchange revaluation gains and losses for the three and six months ended April 30, 2013 and 2012.

Nordion Inc. Interim Report April 30, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Corporate and Other

	Three months ended April 30		Six months ended April 30
(thousands of U.S. dollars)	2013	2012	2013	2012
Costs and expenses
Selling, general and administration(a)	$2,699	$2,082	$5,586	$5,278
Other expenses (income), net(b)	(489)	733	(559)	(548)
Segment loss	$(2,210)	$(2,815)	$(5,027)	$(4,730)
(a) Excludesinternal investigation costs of $4.5 million and $8.6 million (2012 - $nil and $nil) for the three and six months ended April 30, 2013, respectively, and strategic review costs of $0.6 million for the three months ended April 30, 2013, which are not included in the calculation of segment loss.
(b) Excludes a litigation settlement loss of $1.3 million and a recovery from previously written off investment of $0.8 million for the three months ended April 30, 2013, as well as a pension settlement loss of $7.0 million and a loss on Celerion note receivable of $0.2 million (2012 - $2.4 million) for the six months ended April 30, 2013, which are not included in the calculation of segment loss.

Selling, general and administration (SG&A)
Corporate SG&A expenses of $2.7 million and $5.6 million for the three and six months ended Q2 2013 increased by $0.6 million and $0.3 million, respectively, compared to the same periods in fiscal 2012. The increase was primarily due to higher stock based compensation partially offset by the impact of the weakening of the Canadian dollar relative to the U.S. dollar.

Other (income) expenses, net
For the three and six months ended Q2 2013 and 2012, Other expenses (income), net were primarily related to foreign exchange (gains) and losses.

Nordion Inc. Interim Report April 30, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

3) Quarterly Financial Analysis

Sequential financial analysis
In this section, we provide a summary of selected financial information for each of the eight most recently completed quarters.

(thousands of U.S. dollars, except per share amounts)	Trailing four quarters	April 30 2013	January 31 2013	October 31 2012	July 31 2012
Revenues
TheraSphere	$50,235	$13,150	$12,038	$12,023	$13,024
Targeted Therapies	50,235	13,150	12,038	12,023	13,024
Cobalt	98,329	20,100	15,368	31,020	31,841
Sterilization-other	2,751	94	1,062	1,291	304
Sterilization Technologies	101,080	20,194	16,430	32,311	32,145
Reactor	76,845	17,150	20,406	24,793	14,496
Cyclotron	15,444	3,820	2,854	3,567	5,203
Contract Manufacturing	7,961	1,775	1,936	1,977	2,273
Medical Isotopes	100,250	22,745	25,196	30,337	21,972
	$251,565	$56,089	$53,664	$74,671	$67,141
Segment earnings (loss)
Targeted Therapies	9,637	1,062	1,430	2,809	4,336
Sterilization Technologies	41,010	6,415	3,516	16,676	14,403
Medical Isotopes	27,936	5,174	6,939	11,251	4,572
Corporate and Other	(9,003)	(2,210)	(2,817)	(1,273)	(2,703)
	$69,580	$10,441	$9,068	$29,463	$20,608

Net (loss) income	$(30,741)	$731	$(269)	$(43,505)	$12,302
Basic and diluted (loss) earnings per share	$(0.49)	$0.01	$-	$(0.70)	$0.20

(thousands of U.S. dollars, except per share amounts)	Trailing four quarters	April 30 2012	January 31 2012	October 31 2011	July 31 2011
Revenues from continuing operations
TheraSphere	$45,817	$12,392	$11,012	$10,884	$11,529
Targeted Therapies	45,817	12,392	11,012	10,884	11,529
Cobalt	88,545	13,860	15,681	28,125	30,879
Sterilization-other	7,020	982	455	4,342	1,241
Sterilization Technologies	95,565	14,842	16,136	32,467	32,120
Reactor	75,732	17,179	20,942	21,916	15,695
Cyclotron	15,649	3,610	3,098	3,250	5,691
Contract Manufacturing	11,072	1,990	1,827	5,483	1,772
Medical Isotopes	102,453	22,779	25,867	30,649	23,158
	$243,835	$50,013	$53,015	$74,000	$66,807
Segment earnings (loss)
Targeted Therapies	13,271	3,820	3,113	2,196	4,142
Sterilization Technologies	37,749	3,504	4,454	14,480	15,311
Medical Isotopes	27,802	5,905	7,711	11,411	2,775
Corporate and Other	(8,097)	(2,815)	(1,915)	(327)	(3,040)
	$70,725	$10,414	$13,363	$27,760	$19,188

Income from continuing operations	$13,526	$3,221	$(887)	$6,499	$4,693
(Loss) income from discontinued operations, net of income taxes	(8,412)	-	-	402	(8,814)
Net income (loss)	$5,114	$3,221	$(887)	$6,901	$(4,121)
Basic and diluted (loss) earnings per share
- from continuing operations	$0.21	$0.05	$(0.01)	$0.10	$0.07
- from discontinued operations	(0.12)	-	-	0.01	(0.13)
Basic and diluted (loss) earnings per share	$0.09	$0.05	$(0.01)	$0.11	$(0.06)

Nordion Inc. Interim Report April 30, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenues from continuing operations

Targeted Therapies

Targeted Therapies revenue of $13.2 million in Q2 2013 increased by $1.1 million or 9% compared to Q1 2013, primarily due to an increase in TheraSphere doses to healthcare providers with which we had an existing relationship.

Sterilization Technologies

Sterilization Technologies revenues of $20.2 million in Q2 2013 increased by $16.4 million or 23% compared to Q1 2013.

Co-60 revenue in Q2 2013 increased 31% compared to Q1 2013. Co-60 revenues can vary significantly quarter-to-quarter due to the timing of our shipments to customers. The shipments are planned between Nordion and our customers and are forecast several months in advance.

Medical Isotopes

Medical Isotopes revenue decreased 10% in Q2 2013 compared to Q1 2013. The decrease was primarily driven by lower Reactor isotopes revenue due to decreases in Mo-99 sales volume. As described in the “Recent business and corporate development” section of this MD&A, the decrease in Mo-99 sales volume was partly driven by the planned shutdown of the NRU reactor which began April 14, 2013.

In Q2 2013, Cyclotron isotopes revenue increased by 34% compared to Q1 2013. This increase is attributable to an increase in sales of Sr-82.

Contract Manufacturing revenue was relatively flat quarter over quarter.

Segment earnings (loss)

Targeted Therapies

Targeted Therapies segment earnings of $1.1 million in Q2 2013 decreased by $0.4 million or 26% compared to Q1 2013 primarily due to an increased investment in TheraSphere sales and marketing and incentive programs costs.

Sterilization Technologies

Sterilization Technologies segment earnings of $6.4 million in Q2 2013 increased by $2.9 million or 82% compared to Q1 2013. This is primarily due to increased Co-60 volume.

Quarter-to-quarter Sterilization Technologies segment earnings are impacted by the mix of Co-60, one of our higher gross margin products, with Sterilization – Other, which includes production irradiator refurbishments.

Medical Isotopes

Medical Isotopes segment earnings of $4.9 million in Q2 2013 decreased by $2.0 million or 29% compared to Q1 2013. This is primarily due to the same reason described above for quarter-to-quarter Reactor isotopes revenue decrease. Generally, our Reactor isotopes products have higher gross margins than the Cyclotron isotopes products.

Corporate and Other

Corporate and Other segment loss of $2.2 million in Q2 2013 decreased by $0.6 million compared to Q1 2013 due mainly to a favourable impact of foreign exchange partially offset by increase in stock-based compensation expenses.

Items that impact the comparability of the operating (loss) income from operations include:
•
Results for the quarter ended October 31, 2012 included a $3.6 million embedded derivative loss driven by changes in our estimate for the notional supply amount and fluctuations in the foreign exchange rate; and a $2.5 million restructuring charge primarily due to our strategic realignment.

•
Results for the quarter ended January 31, 2012 included a $6.3 million embedded derivative loss driven by changes in our estimate for the notional supply amount and fluctuations in the foreign exchange rate; and a $2.4 million loss on Celerion note receivable.

•
Results for the quarter ended October 31, 2011 included a $13 million embedded derivative loss driven by changes in our estimate for the notional supply amount and fluctuations in the foreign exchange rate; and a $1.0 million restructuring charges.

•
Results for the quarter ended January 31, 2011 reflect an $18.6 million embedded derivative gain driven by changes in our estimate for the notional supply amount and fluctuations in the foreign exchange rate.

Balance sheet insights

To assist your understanding of our balance sheet accounts, we have briefly summarized a number of items below that are recorded in our balance sheet and described in more detail in our financial statement notes.

Embedded derivatives
Included in Other current assets and Accrued liabilities are embedded derivatives assets and liabilities of $0.1 million and $1.1 million, respectively, as of April 30, 2013. These relate to certain long-term supply contracts that are denominated in currencies that are not the functional currency of either party to the agreements. These embedded derivatives can fluctuate significantly from period to period as they are based on notional amounts exceeding $53 million at April 30, 2013, and are revalued at the end of each reporting period based on changes in currency exchange rates relative to the Canadian dollar.

Investment in Celerion, Inc. (Celerion) & note receivable from Celerion
Long-term investments include our 15% minority interest in Celerion, carried at $1.5 million and a note receivable from Celerion, carried at $7.4 million. The face value of the note as of April 30, 2013 is $8.0 million, with the carrying value reflecting discount rates of 28% and 8% for unsecured and secured cash flows, respectively. The note has a five year term bearing interest at 4% per annum which is accruing to the principal amount of the note. Our exposure to losses with respect to Celerion is limited to the carrying amount of this note receivable and our minority interest in Celerion.

Investment in LCC Legacy Holdings (LCC) (formerly Lumira Capital Corp.)
Included in Long-term investments is our investment in Lumira, a privately held investment fund management company that has long-term investments in development-stage enterprises. We record this investment using the equity method of accounting and the carrying amount of this investment is $nil as of April 30, 2013, resulting from cumulative dividends received and equity losses recorded in prior periods.  We have no further exposure to losses with respect to Lumira as our exposure is limited to the carrying amount of this investment.

Financial instrument pledged as security on long-term debt & Long-term debt
Included in Notes receivable and Other long-term assets is a financial instrument with a carrying value of $42.1 million as of April 30, 2013. This financial instrument is classified as held to maturity and is not readily tradable. Included in Long-term debt includes a non-interest-bearing Canadian government loan with a carrying value of $42.1 million as of April 30, 2013. The cash inflow of the financial instrument exactly offsets the cash outflow of the long-term debt. We have pledged the financial instrument as security to offset the long-term debt, effectively resulting in net nil debt.

Deferred tax assets
We have recorded net current and non-current deferred tax assets of $51.7 million as of April 30, 2013.  These assets relate to our Canadian operations and can be used to reduce future cash taxes in Canada. Our total deferred tax assets are comprised of $52.1 million of net capital loss carryforwards, $87.9 million of Canadian federal investment tax credits, and a small amount of foreign tax losses.  Against these assets, we have recorded a valuation allowance of $97.1 million.

Assets and liabilities related to captive insurance

As of April 30, 2013, our captive insurance liabilities include outstanding loss reserves of $1.1 million which is included in Accrued liabilities. The incurred but not reported loss reserves of $2.5 million are included in Other long-term liabilities as at April 30, 2012. Partially offsetting these liabilities is restricted cash of $2.8 million included in Restricted Cash.

Liabilities retained from divested and discontinued operations

Included in Accrued liabilities is $9.5 million related to an arbitration ruling in our dispute with Life Technologies Corporations (Life).  We subsequently filed a Statement of Claim against Life and have not paid the $9.5 million settlement payment pending the outcome of this new claim.

Accrued liabilities also includes a provision of $2.7 million to address certain uninsured U.S. Food and Drug Administration (FDA) claims related to the Company’s discontinued bioanalytical operations in its former Montreal, Canada, facilities.

Nordion Inc. Interim Report April 30, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

4) Consolidated Liquidity and Capital Resources

Cash flows
We have summarized our cash flows from operating, investing and financing activities, as reflected in our consolidated statements of cash flows, in the following table:

	Three months ended April 30		Six months ended April 30
(thousands of U.S. dollars)	2013	2012	2013	2012
Cash (used in) provided by continuing operating activities	$(5,097)	$13,844	$9,015	$23,229
Cash used in continuing investing activities	(23)	(2,179)	(36,280)	(4,190)
Cash used in continuing financing activities	-	(6,198)	-	(15,957)
Effect of foreign exchange rate changes on cash and cash equivalents	(860)	1,167	(561)	651
Net (decrease) increase in cash and cash equivalents during the period	$(5,980)	$6,634	$(27,826)	$3,733

Summary of cash flow activities for the three months ended Q2 2013
During the second quarter of fiscal 2013, we had a net cash inflow of $17.0 million primarily related to profitability from our operations and other changes in working capital. With these cash inflows and our cash on hand, we used cash in the following activities:
•	$17.4 million litigation matters;
•	$2.7 million in internal investigation costs;
•	$1.7 million in federal tax payouts; and
•	$1.2 million in annual incentive payouts;

Operating activities
Cash used in our operating activities for the three months ended Q2 2013 was $5.1 million compared to cash provided of $13.8 million in the same period in fiscal 2012. We recorded a net income of $0.7 million for Q2 2013, which includes a non-cash change in the fair value of embedded derivatives of $0.5 million loss. In Q2 2013, our accounts receivable decreased by $5.1 million, our accounts payable and accrued liabilities decreased $8.2 million, and our inventories increased by $7.6 million primarily driven by the timing of our sale and receipt of Co-60.

Cash provided by our operating activities for the six months ended Q2 2013 was $9.0 million compared to $23.2 million in the same period in fiscal 2012. We recorded a net income of $0.4 million for the six months ended Q2 2013, which includes a non-cash change in the fair value of embedded derivative assets of $0.2 million loss and a loss on Celerion note receivable of $0.2 million. During the six months ended Q2 2013, our accounts receivable decreased by $16.9 million, our inventories increased by $13.4 million, and our accounts payable and accrued liabilities decreased by $14.9 million, for the same reason described in the above analysis.

Investing activities
We used nominal cash for investing activities for the three months ended 2013 compared with cash used of $2.2 million in the same period in fiscal 2012. Our activities in Q2 2013 included capital asset additions of $0.9 million, offset by a decrease in restricted cash of $0.8 million. Our activities in Q2 2012 included $2.3 of capital asset additions and a decrease in restricted cash of $0.2 million.

We used cash of $36.3 million in investing activities for the six months ended Q2 2013 compared with $4.2 million in the same period in fiscal 2012. During the six months ended Q2 2013, we had an increase in restricted cash of $35.3 million and capital asset additions of $1.0 million. During the six months ended Q2 2012, we purchased capital assets of $4.7 million and a decrease in restricted cash of $0.5 million.

Financing activities
We did not use any cash for financing activities in the three or six months ended 2013.  In Q2 2012 we paid $6.2 million of cash dividends. During the six months ended Q2 2012, we repurchased Common shares for $3.5 million and paid $12.4 million of cash dividends.

Nordion Inc. Interim Report April 30, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Liquidity

(thousands of U.S. dollars)	April 30 2013	October 31 2012	Change
Cash and cash equivalents	$81,534	$109,360	(25%)
Current ratio	2.0	2.0	-

Our cash and cash equivalents of $81.5 million as of April 30, 2013 was $27.8 million lower than the $109.4 million we had as of October 31, 2012. As we discussed in the Cash flows section above, the decrease was primarily due to a significant increase in restricted cash of $35.5 million as pledged cash collateral for the letters of credit issued under our Restated and Amended credit facility.  We also paid $10.1 million of internal investigation costs, $5.5 million of pension settlement, and $17.4 million in litigation settlement costs that included $8.3 million of insurance proceeds received previously.  The decrease in cash and cash equivalents was partially offset by $17.0 million net cash inflow from our operations and other changes in working capital, $7.3 million cash received for partial early repayment of Celerion note receivable, and $7.0 million in federal tax refunds, net.

Our current ratio of 2.0 as of April 30, 2013 remained flat compared to October 31, 2012 as decreases in current assets were offset by proportionate decreases in current liabilities. The decline in the current assets was primarily due to decreases in accounts receivable and cash and cash equivalents, partially offset by increases in inventories and other current assets. The decline in the current liabilities was mainly due to a decrease in accrued liabilities.

As of April 30, 2013, our restricted cash of $39.4 million (2012 - $3.9 million) related to $36.2 million of outstanding letters of credit held primarily for our site decommissioning and the funding of our pension liabilities, $0.4 million collateral issued against future letters of credit as well as $2.8 million related to funds for insurance liabilities.

Credit facility
Amended and Restated Credit facility
On January 25, 2013, we entered into $80.0 million Amended and Restated senior revolving one year committed credit facilities with the Toronto-Dominion Bank (TD) and certain other financial institutions (the Lenders). Our Amended and Restated credit facility consists of a $20 million revolving credit facility and a separate facility of up to $60 million to be used for the issuance of letters of credits. Each material subsidiary of Nordion jointly and severally guaranteed the obligations of the borrower to the lenders. The credit facilities are secured by floating and fixed charges over the assets of the borrower and guarantors including, but not limited to, accounts receivable, inventory and real property with the latter facility to be fully secured with a specific pledge of cash collateral. The credit facilities are subject to customary positive, negative and financial covenants.

Under this credit facility, we are able to borrow Canadian and U.S. dollars by way of Canadian dollar prime rate loans, U.S. dollar base rate loans, U.S. dollar Libor loans, the issuance of Canadian dollar banker’s acceptances and letters of credit in Canadian and U.S. dollars. The credit facility is for a one-year term which may be extended on mutual agreement of the Lenders for successive subsequent periods. The credit facility is primarily for general corporate purposes. As of April 30, 2013, we have not used the credit facility for borrowing; however, we had $36.2 million of letters of credit issued under this credit facility as well as $0.4 million of collateral issued against future letters of credit.

Subsequent to our Q2 2013, the Company sought consent from the Amended and Restated Credit Facility Lenders for the divestiture of the Targeted Therapies business to BTG.

Pension
For funding purposes, we are required by regulation to update our actuarial valuation of our main defined benefit pension plan as of January 1, 2013, and based on the continued decline in real interest rates in Canada, we expect our funding in 2013 to increase by $1 million to $2 million. Based on the actuarial valuation completed in Q3 2012 related to January 1, 2012, our annual funding requirements were approximately $14 million, including approximately $3 million of current service cost contributions in calendar year 2012, in order to reduce the projected regulatory solvency deficit and meet our normal funding requirements. We have funded the solvency deficit via letters of credit for $16.0 million, including $5.9 million funded in the first half of 2013. The deficit has arisen due to falling real interest rates where the pension liabilities increased more than the increase in the value of pension assets. The actual funding requirements which are amortized over a five-year funding period will be dependent on subsequent annual actuarial valuations. These amounts are estimates, which may change with actual investment performance, changes in interest rates, any pertinent changes in government regulations, and any voluntary contributions. As a result of either changes to annual valuations or the three-year averaging used in the deficit calculation under applicable regulations, funding requirements may extend beyond the five year funding period.

Following the U.S. Internal Revenue Services’ approval on a proposed settlement of our defined benefit plan in the U.S. relating to the former MDS Pharma Services operations, we completed a lump-sum and annuity buyout of all participants’ balances in this U.S. pension plan and recorded a $7.0 million pension settlement loss in Q1 2013.

Future liquidity risk and requirements
Liquidity risk is the risk that an entity will encounter difficulty in satisfying its financial obligations as they become due.  We manage our liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. However, the timing and amounts of expenditures and inflows of cash are uncertain and obligations may arise that we are unable to forecast including, among other things, potential fines and penalties from regulators or enforcement authorities associated with our internal investigation.

We believe that cash on hand, cash flows generated from operations, and borrowing from our line of credit, if needed, will be sufficient to meet the anticipated requirements for current operations, capital expenditures, R&D expenditures including trials for TheraSphere, pension funding, internal investigation costs, litigation costs including the MAPLE lawsuit, contingent liabilities including payment of AECL legal costs in relation to the arbitration with AECL, FDA-related settlements, the Life arbitration settlement, and restructuring costs.

Under our credit facility we have $36.2 million of letters of credit and $0.4 million of collateral issued against future letters of credit. In 2013 we continue to expect a significant increase in our letters of credit as a result of an approximately $16 million currently expected increase in our site decommissioning letter of credit and the funding of pension liabilities. If we were to lose access to our credit facility and/or have increased cash requirements for operations or other liabilities, the company may be required to obtain additional capital.

Contractual obligations
Subsequent to the sale of Early Stage, we have retained litigation claims and other costs associated with the U.S. FDA’s review of our discontinued bioanalytical operations and certain other contingent liabilities in Montreal, Canada. We have also retained certain liabilities related to pre-closing matters. Under certain circumstances, we may be required to assume additional liabilities that could result in future cash payments.

Indemnities and guarantees
In connection with our various divestitures, we agreed to indemnify buyers for actual future damage suffered by the buyers related to breaches, by us, of representations and warranties contained in the purchase agreements. In addition, we have retained certain existing and potential liabilities arising in connection with such operations related to periods prior to the closings. To mitigate our exposure to certain of these potential liabilities, we maintain errors and omissions insurance and other insurance. We are not able to make a reasonable estimate of the maximum potential amount that we could be required to pay under these indemnities. We have not made any significant payments under these types of indemnity obligations in the past.

Arbitration with Life Technologies Corporations
As part of the sale of MDS Analytical Technologies completed in Q1 2010, our joint venture partnership with Applied Biosystems, a division of Life Technologies Corporations (Life), was dissolved. A disagreement arose between the former partners (Nordion and Life) as to the appropriate treatment of certain inventory sold by the partnership to Applied Biosystems prior to the dissolution of the joint venture partnership. The disagreement was submitted to arbitration and the arbitrator in the hearing ruled in favour of Life. As a result, we recorded a settlement loss of approximately $9.5 million in our results of discontinued operations in Q3 2011.

Subsequent to the arbitrator’s ruling, on September 30, 2011, we filed a Statement of Claim against Life in the Ontario Superior Court of Justice seeking recovery of approximately C$30 million and requesting the $9.5 million settlement payment be stayed pending the outcome of this new claim. In December 2011, Life filed its statement of defense and we expect that Life will vigorously defend this action. A schedule for the hearing of motions has yet to be set, however initial hearings may occur during our fiscal 2013. Both parties filed motions in May 2012 related to the claim. We have not paid the $9.5 million to date.

Capitalization
Our long-term debt of $42.4 million as of April 30, 2013, is primarily a non-interest-bearing Canadian government loan maturing in 2015, which we have fully secured with a long-term financial instrument that we have included in Other long-term assets in our consolidated statements of financial position.

Our shareholders’ equity as of April 30, 2013, was $200.3 million compared with $194.8 million as of October 31, 2012, primarily due to a pension adjustment net of tax of $5.7 million resulting from the settlement of our defined benefit plan in the U.S. relating to the former MDS Pharma Services operations.

During the fourth quarter of fiscal 2012, we suspended our dividend and cancelled our 2012 Normal Course Issuer Bid (NCIB).

Off-balance sheet arrangements
We do not have any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that are material to investors other than operating leases and derivative instruments.

Derivative instruments
As of April 30, 2013, we held over $44 million notional amount of foreign exchange forward contracts designated as cash flow hedges. During the three months ended April 30, 2013, we recorded $0.2 million realized loss and $0.1 million unrealized loss for our foreign exchange forward contracts designated as cash flow hedges whereas we recorded a $0.1 million realized gain and a $0.2 million unrealized gain during the six months ended April 30, 2013. As of April 30, 2013, we held no derivatives designated as fair value or net investment hedges.

As of April 30, 2013, we identified certain embedded derivative assets with a fair value of $0.1 million (October 31, 2012 - $nil) and embedded derivative liabilities with a fair value of $1.1 million (October 31, 2012 - $0.8 million), which have a total notional amount of approximately over $53 million (October 31, 2012 – approximately $49 million). During the three and six months ended April 30, 2013, we recorded a $0.5 million and $0.2 million loss, respectively, for the change in the fair value of the embedded derivatives, compared to $0.2 million and $6.4 million gain in the same periods in fiscal 2012.

Litigation
For full descriptions of our material litigation, see the “Legal Proceedings” section of our 2012 AIF.

MAPLE
AECL and the Government of Canada unilaterally announced in fiscal 2008 their intention to discontinue development work on the MAPLE Facilities. At the same time, AECL and the Government of Canada also publicly announced that they would continue to supply medical isotopes from the current NRU reactor, and would pursue a license extension of the NRU reactor operations past the expiry date, at the time, of October 31, 2011. On July 8, 2008, we served AECL with a notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under an agreement entered into with AECL in February 2006 (the 2006 Agreement) to complete the MAPLE Facilities and, in the alternative and in addition to such order, seeking significant monetary damages.  On September 10, 2012, we announced that we had received the decision in the confidential arbitration with AECL and were unsuccessful in our claim for specific performance or monetary damages relating to AECL’s cancelled construction of the MAPLE facilities. The majority of the tribunal ruled 2:1 that our claim against AECL in the arbitration was precluded under the terms of the 2006 Agreement. Thus, we were not entitled to a remedy under the 2006 Agreement for the unilateral termination by AECL of the construction of the MAPLE facilities. In the decision, the arbitrators also dismissed AECL’s counterclaim against us for damages for breach of contract in the amount of $250 million (C$250 million) and other relief.  The appeal period has expired and neither party appealed the decision.  The arbitrators have yet to decide on the issue of costs, and requested that we and AECL make submissions. As the decision of the tribunal favors AECL, we may be responsible for a portion of AECL’s costs, which could be material. AECL submitted total arbitration-related costs of approximately $46 million (C$46 million). We filed a response to AECL’s costs submissions asserting that Nordion should pay approximately $22 million, to which AECL filed a reply, during February 2013. The Tribunal has scheduled an oral hearing relating to costs submission expected to occur during our fiscal third quarter, with a decision expected to be provided thereafter.

In addition to the arbitration, in 2008 we also filed a court claim against AECL and the Government of Canada. Our claim filed against AECL sought (i) damages in the amount of $1.6 billion (C$1.6 billion) for negligence and breach of contract under the Isotope Production Facilities Agreement (IPFA) entered into with AECL in 1996; and (ii) interim, interlocutory and final orders directing AECL to continue to supply radioisotopes under the 2006 Agreement, pending any final judgment and completion of the MAPLE Facilities; and, against the Government of Canada, we sought (i) damages in the amount of $1.6 billion (C$1.6 billion) for inducing breach of contract and interference with economic relations in respect to the 2006 Agreement; (ii) an order that we may set off the damages owing to us by the Government of Canada as a result of the Government’s conduct set out herein against any amounts owing by us to the Government of Canada under the Facilities Development and Construction Funding Agreement (FDCFA), a  loan agreement between us and the Government of Canada for $100 million (C$100 million); and (iii) an interim and interlocutory order suspending any payments that may be owing to the Government of Canada under the FDCFA pending the determination of the issues in this litigation and an interim or interlocutory order requiring the return of all security instruments delivered in connection with the FDCFA. Although the arbitrators did not rule on the issue, the view of the majority was that a breach of contract by AECL did not occur under the 2006 Agreement. The arbitration decision under the 2006 Agreement left it open for us to pursue our ongoing lawsuit against AECL in the Ontario courts in relation to the 1996 IPFA.

We are continuing to vigorously pursue our rights under the 1996 IPFA.  We filed an amended statement of claim against AECL on January 18, 2013 in relation to the IPFA.  The claim requests damages in the amount of $243.7 million (C$243.5 million) for negligence and breach of the IPFA, as well as pre- and post-judgment interest and costs.  The damages claimed are for the recovery of our costs up to the end of the IPFA, net of certain amounts settled between Nordion and AECL at the time of entering into the Interim and Long-Term Supply Agreement (ILTSA).  Having regard to the majority opinion in the arbitration under the 2006 Agreement, the amended statement of claim filed by Nordion under the IPFA no longer included the Government of Canada and the damages claimed are substantially lower than in the original statement of claim.  During the first quarter of fiscal 2013, Nordion and the Government of Canada have since agreed to the discontinuance of the IPFA action against the Government of Canada without costs.  Nordion and AECL also have agreed on a preliminary schedule for the proceedings relating to the IPFA. On April 15, 2013, AECL filed a statement of defense and counterclaim. On April 15, 2013, AECL filed a statement of defense and counterclaim. In its counterclaim, AECL is seeking $80 million in damages based on a claim against Nordion for unpaid construction charges. Documentary productions and discoveries are anticipated to begin during 2013. Based on the current schedule, the matter is expected to be set down for trial before mid-2014.

In the meantime, we have notified AECL that we intend to continue to require isotope supply from AECL while we continue to explore alternatives to mitigate the lack of supply from AECL, for both back-up and the long-term supply of reactor-based medical isotopes.  The 2006 Agreement provides in this regard that commercially reasonable efforts are required to maintain isotope production from the NRU reactor until such time as we have established a satisfactory, long-term alternative supply.

Bioequivalence studies
During fiscal 2009, we were served with a Complaint related to repeat study and mitigation costs of $10 million and lost profits of $70 million. This legal action, commenced by Dr. Reddy’s Laboratories Ltd. and certain affiliated companies related to certain bioequivalence studies carried out by our former MDS Pharma Services business unit at the Montreal, Canada facility from January 1, 2000, to December 31, 2004. On March 21, 2013, we announced that we had settled this claim.  Details of the settlement are confidential.  The settlement resulted in a loss of $1.3 million after taking into account financial reserves maintained by us in relation to the claim.  Most of the settlement was covered by insurance, and resulted in a net cash outflow of approximately $17 million that included insurance proceeds received to date. In May 2013, Nordion was successful in a claim of $5 million against one of its insurers in this matter. The insurer has 30 days to appeal. Nordion recognizes a gain contingency such as this only when a claimed amount is received and realized.

During fiscal 2009, we were served with a Statement of Claim related to repeat study and mitigation costs of $5 million (C$5 million) and loss of profit of $30 million (C$30 million). This action relates to certain bioequivalence studies carried out by our former MDS Pharma Services business unit at the Montreal, Canada facility from January 1, 2000, to December 31, 2004. We maintain reserves in respect of repeat study costs as well as errors and omissions insurance. We have assessed this claim and have accrued amounts related to the direct costs associated with the repeat study costs in the FDA provision. No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities included in accrued liabilities. We have filed a Statement of Defence and are vigorously defending this action. Examinations for discovery are currently ongoing.

BioAxone BioSciences
During the third quarter of fiscal 2012, we were served with a Complaint filed in Florida relating to our former Pharma Services business (the Complaint). The Complaint, by BioAxone BioSciences Inc., named Nordion (US) Inc. as well as another co-defendant, and alleges that MDS Pharma Services acted negligently in the preparation and qualification of a Bacterial Master Cell Bank relating to the development of a biologic drug, and claims that Plaintiff has incurred costs to take corrective actions to the cell bank and to the development of its drug as a result of associated delays in development, progress through clinical trials and the FDA approvals process, in an amount greater than $90 million. During the third quarter of fiscal 2013 BioAxone Biosciences Inc. filed an amended complaint adding Nordion Inc. and Nordion (Canada) Inc. as defendants in addition to Nordion (US) Inc. as well as another unaffiliated co-defendant.  We have not made a specific provision related to this Complaint. We are currently assessing the merits of the Complaint and intend to vigorously defend this claim.

Nordion Inc. Interim Report April 30, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

5) Accounting and Control Matters

Recent accounting pronouncements

In March 2013, the Financial Accounting Standards Board (FASB) issued ASU 2013-05, Foreign Currency Matters (Topic 830) Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (“ASU 2013-05”). ASU 2013-05 updates accounting guidance related to the application of consolidation guidance and foreign currency matters. This guidance resolves the diversity in practice about what guidance applies to the release of the cumulative translation adjustment into net income. This guidance is effective prospectively for annual periods beginning after December 15, 2013 and interim periods within those annual periods.  We plan to adopt ASU 2013-05 beginning November 1, 2014.  We do not anticipate that these changes will have a significant impact on our consolidated financial statements.

In January 2013, the FASB issued ASU No. 2013-01, “Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities” which clarifies the scope of ASU No. 2011-11 including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 2010-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement.  ASU 2013-01 is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods and we plan to adopt ASU 2013-01 on November 1, 2013.  ASU 2013-01 is not expected to have a significant impact on our consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-11, “Balance Sheet (Topic 2010):  Disclosures about Offsetting Assets and Liabilities” which enhances current disclosures about financial instruments and derivative instruments that are either offset on the statement of financial position or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset on the statement of financial position. Entities are required to provide both net and gross information for these assets and liabilities in order to facilitate comparability between financial statements prepared on the basis of U.S. GAAP and financial statements prepared on the basis of International Financial Reporting Standards (IFRS). ASU 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods and we plan to adopt ASU 2011-11 on November 1, 2013. ASU 2011-11 is not expected to have a significant impact on our consolidated financial statements.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure. We, including the CEO and CFO, have evaluated the effectiveness of our disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators.  Based on that evaluation, we, including the CEO and CFO, have concluded that, as a result of the material weakness described below in our report on internal control over financial reporting, disclosure controls and procedures were not effective as of April 30, 2013.

Internal control over financial reporting

Management of Nordion, under the supervision of the CEO and CFO, is responsible for the design and operation of internal control over financial reporting and evaluates the effectiveness of these controls on an annual basis using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on the evaluation performed as at October 31, 2012 and because of the material weakness described below, management concluded that internal control over financial reporting was not effective as of October 31, 2012. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

As of October 31, 2012, the Company did not maintain effective internal control over financial reporting in the accounting for income taxes principally related to historical transactions. In particular, several large divestitures of Nordion, Inc. businesses occurred in fiscal periods that are currently undergoing, or have yet to undergo, audits by taxation authorities.  Certain of these divestitures were larger than the remaining current Nordion business. Management has not yet completed the process of evaluating the accounting and reporting of its income tax accounts based on these complex and large transactions principally arising from prior years, particularly considering the reduced size and scope of the Company which has resulted in a significantly reduced level of materiality.

Management has determined that the most effective balancing of costs, control, and shareholder interests is to work with the taxation authorities to expedite the audits, resolve issues, and close out the fiscal years audit exposure. This initiative has been ongoing for several years. While this material weakness is not pervasive in scope, it resulted in non-material errors to the financial statements that were identified and corrected prior to release and, accordingly, there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

During Q2 2013, we have continued to monitor our accounting and reporting for our income tax accounts related to the complex transactions of prior years and to work with taxation authorities to expedite their audits and to resolve audit issues on a timely basis. We intend to continue our efforts over this identified area of deficiency until the material weakness is fully remediated.

Remediation of the material weakness from the prior year and related material changes in internal control over financial reporting

As at the end of fiscal 2010, Management had concluded that the technical complexity and volume of work associated with the strategic repositioning plan placed substantial demands on the Company’s tax resources, which in turn diminished the operating effectiveness of our internal controls for both routine and non-routine income tax accounting and reporting.

As described above, we have continued to monitor our accounting and reporting for our income tax accounts related to the complex transactions of prior years. We are progressing on the resolution of these issues in accordance with our plan. We intend to continue our efforts over this identified area of deficiency until the material weakness is fully remediated.

Management has implemented a number of measures since the end of fiscal 2010 designed to remediate these identified control deficiencies including:
•	augmenting technical accounting and tax resources with external support from professional accounting firms other than our independent registered public accounting firm;
•	the hiring of additional tax specialists into our tax group;
•
the development and implementation of a plan to review the historical tax positions and exposures for all legal entities in a complete and effective manner and in light of a lower reporting materiality;

•	working with various taxation authorities to expedite their audits of our open tax years;
•	the consideration of enhancements to the level of automation in our tax accounting and working paper preparation; and,
•	further strengthening of the design of internal controls over complex and non-routine transactions.

While the measures noted above have allowed us to make substantial progress on this matter but as at April 30, 2013, we do not yet consider the material weakness to have been remediated.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. This document contains forward-looking statements, including but not limited to, statements relating to our expectations with respect to: our business strategy and the competitive landscape; factors influencing our commercial success; the demand for and supply of our products and competing products; the supply of the inputs for our products; potential outcomes of current legal proceedings and our internal investigation; the potential for additional legal and regulatory proceedings; the regulatory status of our products, reimbursement approvals and the costs and results of clinical trials; our research and development initiatives; our estimates of future site remediation costs; our intentions with respect to our liquidity levels and access to capital; and more generally statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, “assume”, “endeavour”, and similar words and expressions are intended to identify forward-looking statements.

Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances, but which are inherently subject to significant business, political, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the following factors, which are discussed in greater detail in the “Risk Factors” described in section 5 of our AIF; and our success in anticipating and managing those risks: availability of supply of reactor-based isotopes; business interruptions; the Company’s primary Targeted Therapies product, TheraSphere, is sold under a Humanitarian Device Exemption in the U.S.; anti-corruption and fraud and abuse risk; effectiveness of internal controls; risks arising from doing business in various countries around the world; dependence on one customer for the majority of the Medical Isotopes segment revenue and earnings; risks related to the Company’s credit facility agreement; shareholder activism; sources of supply; reimbursement risk; an unfavourable outcome of one of the Company’s clinical trials for TheraSphere®; external forces may result in significant declines in pricing and/or sales volumes; the Company’s primary operating locations handle and store hazardous and radioactive materials; the Company faces significant competition and may not be able to compete effectively; long-term supply commitments of Co-60; risks related to insurance coverage; the Company’s business, financial condition, and results of operations are subject to significant fluctuation; current and future litigation and regulatory proceedings; risks relating to the Company’s defined benefit pension plans; the Company is subject to complex and costly regulation; Restrictions on foreign ownership; outcome of the Company’s arbitration with AECL and its lawsuit against AECL; Risks related to any strategic transaction; compliance with laws and regulations affecting public companies; the Company may be unable to effectively introduce and market new products and services, or may fail to keep pace with advances in technology; foreign currency exchange rates may adversely affect results; changes in trends in the pharmaceutical and biotechnology industries; regulations may reduce demand for the Company’s products and services, and increase expenses; current economic instability; volatility of share price and dividend policy; dependence on information technology (IT) systems and communication systems; uncertain disposal and decommissioning costs; access to cash for ongoing operations or for strategic transactions; intellectual property protection; tax reassessment risk; dependence upon the services of key personnel; labour relations.

The foregoing list of factors that may affect future results is not exhaustive. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We caution readers not to place undue reliance on our forward-looking statements, as a number of factors, including but not limited to the risk factors listed above and further described in section 5 of our AIF, could cause our actual results, performance or achievements to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.

We do not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Nordion Inc. Interim Report April 30, 2013